Exhibit 99.391

Nextech AR To Host Livestream Event To Discuss Its
New 3D Virtual Events Platform, Omicron and the Metaverse

VANCOUVER, B.C., Canada – December 20, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce it will host a livestream event tomorrow, December 21, to discuss its new 3D virtual events platform, the pandemic implications for the virtual events business, and the Metaverse.

Speaking live:

●	CEO Evan Gappelberg
●	COO Eugen Winschel
●	President Paul Duffy
●	Kyle Rabinowitz

The livestream event will cover positioning virtual events in the Metaverse, and the major metaverse upgrade to Nextech's ARs virtual events platform, ARitize Events 3D. Learn how you can take your next event or training into the Metaverse with stunning upgraded augmented reality features such as 3D Virtual Sets, 3D AR Showrooms and human holograms.

Event Details
Date: Tuesday, December 21, 2021
Presentation time: 1:00pm EST
Registration Link: click here to register

Dial-in:
+1 3462487799

Meeting ID: 95109490538
Passcode: 107877

In a recent press release, the Company announced the launch of a major 3D Metaverse Upgrade to its events platform, making the opportunity for 2022 very exciting. As the pandemic continues and new variants like Omicron have emerged, the company is seeing an uptick in its virtual events business.

The 3D Competitive Edge

By successfully integrating its metaverse product offering into their events platform, immersive virtual events are now available as part of its growing suite of metaverse solutions. “ARitize Events 3D” is now able to showcase 3D products and human holograms seamlessly with its existing suite of augmented reality solutions, creating a first of its kind metaverse event platform. Video preview of the new features - Watch Here

To date, Nextech’s events platform has hosted hundreds of events with notable customers including Amazon, TEDx, Dell, Broad Institute, Enterprise Florida, Johnson and Johnson, Restaurants Canada and more.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.